FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                            May 7, 2003

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Fiscal 2002-2003 Half-Year Results

                               EXHIBIT LIST

Exhibit           Description

99.1    Fiscal 2002-2003 Half-Year Results

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: May 7, 2003

EX-99.1
Fiscal 2002-2003 Half-Year Results

Exhibit 99.1

Fiscal 2002-2003 Half-Year Results

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe", "expect", "anticipate", "estimated", "project", "plan", "pro forma" and "intend" or future or conditional verbs such as "will", "would" or "may". Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission
(SEC), the competitive environment in which we operate,changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                        Fiscal 2002-2003 Half-Year Results

(Paris - May 7, 2003) - The Board of Directors of Sodexho Alliance (Euronext: EXHO.PA / NYSE:SDX) met on May 5, 2003 under the chairmanship of Pierre Bellon to examine the interim financial statements for the six months that ended February 28, 2003.


1.       Financial Performance for the first half 2002-2003

         Results (in euro millions)


         Six months       Six months      % change      Currency     % change
         ended            ended           excluding       effect
         February 28,     February 28,    currency
         2002             2003            effect

Revenues    6,572            6,168            +3%            -9%           -6%

EBITA         314              294            +5%           -11%           -6%

Group
net
income        128               86           -17%           -16%          -33%


Excluding the currency effect:

o    Consolidated revenues totaled 6.2 billion euro, with organic growth of 3%.
o EBITA amounted to 294 million euro, a 5% increase over the prior comparable period.
o EBITA margin stood at 4.8%, essentially from a significant improvement in operating results in Continental Europe.
o Net financial expense increased by 27 million euro, mainly due to foreign exchange gains realized in the first-half of 2001-2002, when cash held by the Service Vouchers and Cards business in Latin America was transferred into hard currencies
o The effective tax rate increased from 33% to 41%, as first-half 2001-2002 results included certain exceptional items which where not subject to income tax.
o Group net income after goodwill amortization amounted to 86 million euro, a 17% decrease.

The euro's sharp appreciation against other currencies, notably the US dollar, led to a negative translation effect in the consolidated accounts which reduced reported revenues by 9%, EBITA by 11%, and Group net income by 16%.

However, unlike exporting companies, our subsidiaries' revenues and operating expenses are denominated in the same currency. Consequently, currency fluctuations do not create operating risks for Sodexho.

2.       Sodexho in North America

Currently, 49% of Sodexho's revenues are generated in North America, where organic growth in revenues amounted to 3% in the first-half of 2002-2003. Since October 1, 2002, Sodexho Inc. has provided food services on 55 US Marine Corps sites in the United States. We have established a strong relationship of mutual respect and true partnership with the US Marine Corps, and they have recently assured us that they are satisfied with our performance and have no basis to cancel our contract.

With operations in all 50 states, Sodexho Inc. is solidly anchored in the United States, where it employs more than 110,000 Americans. Sodexho is proud to be a leader in the world's largest market, notably in the two client segments with the greatest growth potential: education and healthcare.

3.       New Contracts

Food and Management Services

Business and Industry:

Hewlett Packard - United States, 200 sites - 90,000 people - food services Rich Products - United States, New York - 35,000 people - multi-services

HJ Heinz - United Kingdom, Wigan - 2,000 people - multi-services
JP Morgan - United Kingdom, (2 sites), London - 2,216 people - multi-services

Alcatel - France, Velizy-Villacoublay - 1,700 people - food services TotalFinaElf - France, La Mede - 200 people - multi-services

Nuon - Netherlands (16 sites) - 7,000 people - food services
Dutch Congress Center - Netherlands, The Hague - 2,000 people - food services IBM - Italy, Milan/Rome - 3,000 people - food services
Johnson Controls - Sweden, Goteborg - 900 people - food services
Grupo Santander - Spain, Madrid - 11,000 people - multi-services

Sony Corporation - Brazil, Sao Paulo - 565 people - food services
Almacenes Exito  Colombia, Bogota - multi-services
Nestle - Peru, Lima - 200 people - multi-services
Banco Santander - Chile (115 sites), Santiago - multi-services
Borders Group - Australia (3 sites) Knox, Brisbane and Carlton - multi-services

Healthcare:

Ben Taub General Hospital - United States, Texas - 879 beds - food services Fairview Health Services - United States, Minneapolis - 2,613 beds - food services
Medical Center Of Louisiana - United States, Louisiana - 680 beds - food services

Fundacion - Socio Sanitaria de Barcelona - Spain - 9 sites - multi-services

Centre Hospitalier Prive de L'Ouest Parisien - France - 470 beds - food services

Wesley Garden Aged Care Facilities - 6 sites - Australia, Sydney - 700 beds - multi-services

Education:

Penn Harris Madison School Corp - United States, Indiana - 10,000 children - multi-services
College Mount St. Vincent - United States, New York - 1,600 students - food services
Concordia University - United States, Oregon - 1,100 students - food services Hayward School District - United States, California - 25,000 students - food services

Clamart Municipal Schools - France, Clamart - 1,620 children - food services


Remote Sites

BP - (4 sites) United States and United Kingdom - 880 people - multi-services



Service Vouchers and Cards

Qualix SA Servicios Ambientais - Brazil - 8,000 beneficiaries - multi-services Pepsi - Hungary - 1,000 beneficiaries - multi-services


4.       Fiscal 2002-2003 Outlook

As Pierre Bellon said during the Annual Meeting of Sodexho Alliance shareholders last February, "the economic environment will not improve in 2003, which makes our clients hesitant about investing and hiring."

We have therefore set the following intermediary objectives for fiscal
2002-2003:

o Organic growth in revenues of 4% or less, greater than the 1.9% in organic growth achieved in fiscal 2001-2002.
o        EBITA margin of 4.7%, as compared to 4.2% in fiscal 2001-2002.
o Group net income of 210 million euro, at constant exchange rates and excluding exceptional items.

Healthcare:

Ben Taub General Hospital - United States, Texas - 879 beds - food services Fairview Health Services - United States, Minneapolis - 2,613 beds - food services
Medical Center Of Louisiana - United States, Louisiana - 680 beds - food services

Fundacion - Socio Sanitaria de Barcelona - Spain - 9 sites - multi-services

Centre Hospitalier Prive de L'Ouest Parisien - France - 470 beds - food services

Wesley Garden Aged Care Facilities - 6 sites - Australia, Sydney - 700 beds - multi-services

Education:

Penn Harris Madison School Corp - United States, Indiana - 10,000 children - multi-services
College Mount St. Vincent - United States, New York - 1,600 students - food services
Concordia University - United States, Oregon - 1,100 students - food services Hayward School District - United States, California - 25,000 students - food services

Clamart Municipal Schools - France, Clamart - 1,620 children - food services


Remote Sites

BP - (4 sites) United States and United Kingdom - 880 people - multi-services



Service Vouchers and Cards

Qualix SA Servicios Ambientais - Brazil - 8,000 beneficiaries - multi-services Pepsi - Hungary - 1,000 beneficiaries - multi-services

5.       Fiscal 2002-2003 Outlook

As Pierre Bellon said during the Annual Meeting of Sodexho Alliance shareholders last February, "the economic environment will not improve in 2003, which makes our clients hesitant about investing and hiring."

We have therefore set the following intermediary objectives for fiscal
2002-2003:

o Organic growth in revenues of 4% or less, greater than the 1.9% in organic growth achieved in fiscal 2001-2002.
o        EBITA margin of 4.7%, as compared to 4.2% in fiscal 2001-2002.
o Group net income of 210 million euro, at constant exchange rates and excluding exceptional items.

In his remarks at the Annual Meeting, Pierre Bellon indicated that this would be difficult. We are continuing to use our best efforts to meet this net income objective, but according to our estimates, we are currently closer to a figure of 200 million euro at constant exchange rates and excluding exceptional items.

At current exchange rates, the negative currency effect for fiscal 2002-2003 will be approximately 20 million euro.

We are confident in the future of our Group, which enjoys enormous growth potential both in Food and Management Services and in Service Vouchers and Cards. We also benefit from many advantages over our global competitors.

o Our values: service spirit, team spirit, the spirit of progress and conviviality.
o Our mission: improving the quality of daily life, which gives meaning to everything our employees do.
o        A global network and operations in 74 countries.
o        Low capital-intensive businesses that generate cash flow.
o An excellent business model where cash flow finances organic growth, reimburses borrowings and pays dividends.

About Sodexho Alliance
Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002. The Sodexho
Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.2 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.


Press Relations : Jerome Chambin
Telephone: + 33 (1) 30 85 74 18 - Fax: + 33 (1) 30 85 52 32
E-mail: Jerome.Chambin@sodexhoalliance.com
Investors Relations : Jean-Jacques Vironda
Telephone: + 33 (1) 30 85 29 39 - Fax: +33 (1) 30 85 50 05
E-mail: Jean-Jacques.VIRONDA@sodexhoalliance.com